ACUSPHERE, INC.
500 Arsenal Street
Watertown, Massachusetts 02472
Telephone: (617) 648-8800

December 20, 2004

Via Edgar, Facsimile and Overnight Courier

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0306
Mail Stop 03-09

Attention:	Albert Lee Division of Corporation Finance
RE:	Acusphere, Inc. Registration Statement on Form S-3 File No. 333-121078

Dear Mr. Lee:

        Acusphere, Inc. (the "Company") hereby acknowledges that:

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  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-3 (File No. 333-121078) (the "Registration Statement") effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, Acusphere, Inc. hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-3 to 4:15 p.m., Eastern Time on December 22, 2004, or as soon as thereafter practicable.

Very truly yours,
Acusphere, Inc.
By:	/s/ JOHN F. THERO John F. Thero Senior Vice President and Chief Financial Officer